FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 15, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

MINUTES NO 119 OF THE SADIA S.A. BOARD OF DIRECTORS MEETING, HELD ON FEBRUARY 13, 2007.

On the thirteenth day of February of the year two thousand and seven, at 08:30 am, at its offices at Rua Fortunato Ferraz nº 365, 2o floor, in the city of São Paulo, State of São Paulo, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order for appreciation of the matters below, as follows:

1. AMENDMENT TO THE BYLAWS - Articles 15 and 37:

The Board of Directors, upon a Proposal by the Executive Board, and in conformity with the provision under letter “a”, item VII of Article 17 of the Company's Bylaws and for the purpose of submitting it to the appreciation of the shareholders at the Extraordinary General Shareholders Meeting, approved the following proposal for amendment to the Bylaws: "To the Shareholders.

Reiterating the need to adequate our Bylaws to provide guidelines for the election of the members of the Sadia Board of Directors, which was the object of discussion among the members of this Board in a meeting held on December 21, 2006 and, considering the decision issued by the CVM on January 23, 2007 and the CVM ruling of January 29, 2007, the Board of Directors hereby proposes the following changes in the Bylaws:

I – In Article 15: i) change the wording of Paragraph 1 in connection with the election of Vice-President(s) of the Board of Directors; ii) amendments to the current Paragraph 2; iii) the introduction of new Paragraphs to this Article, in order to establish a procedure for the nomination by shareholders of members of the Board of Directors, and to determine any potential conflicts of interest in the nomination; and contemplate the need to disclose the information to shareholders in the general shareholders meeting; such changes to be highlighted in bold for easy identification:

CHAPTER IV – THE MANAGEMENT

SECTION 1 – THE BOARD OF DIRECTORS

“ARTICLE 15

The Board of Directors shall be comprised of a minimum of seven (7) to a maximum of eleven (11) members, all of them shareholders, and shall adopt an Internal Regulation governing, among other matters deemed convenient, its activities and the activities of the Committees reporting to it, the rights and duties of the Board members and the relationship of the Board with the Executive Board and the remaining corporate bodies.

Sadia S. A. - Minutes nº 119

Paragraph 1. The General Shareholders Meeting shall elect Board members, including the Chairman or President and one or more Vice Chairman or Vice Presidents who, following the election order, shall substitute for the Chairman or President in cases of absence, impediment or vacancy.

Paragraph 2. If a vacancy occurs whereby the number of Board members is reduced below the number fixed in these Bylaws, a General Shareholders Meeting shall be called within thirty (30) days to fill the vacant positions. The term of office of the new members of the Board of Directors elected to fill the vacancies shall coincide with that of the other Board members.

(insertions)

Paragraph 3. Any shareholders who wish to appoint one or more members for the Board of Directors shall provide candidate's name and qualification, including a thorough résumé, positions held in other organizations and, if applicable, submit proof that the requirements set forth in Article 147, Paragraph 4 of Law nº 6404/76 and in the Comissão de Valores Mobiliários ("CVM") regulations were met, and confirming that no impediment to his election exists in the said legal and regulatory provisions and in these Bylaws. The Company shall immediately submit via e-mail to the CVM and to the São Paulo Stock Exchange ("Bovespa") any documents submitted to it and any documents requested by said entities, if any and, in case any such documents are received beforehand, the Company shall issue a notice informing shareholders that any such documents are available at the Company's headquarters and on the Sadia Website.

Paragraph 4. Any shareholders that appoint candidates to become members of the Board of Directors agree to assess and, in the aftermath of the General Shareholders Meeting, when resolving on the election of any Board of Directors members, consider whether the candidates fall under the following circumstances, in which conflict of interest is assumed:

(i)	In case the candidate holds any function or position, especially as a manager or as a member of the Advisory Council or the Audit Council in other legal organizations that may be deemed as a competitor of the Company; or

(ii)	If the candidate has, simultaneously (a) been elected by a shareholder(s) who has been also elected as a manager or as an Audit Committee member of a competitor in the marketplace; and (b) not been

Sadia S. A. - Minutes nº 119

characterized as an independent member in relation to the shareholder(s) who elected him (jointly referred to as “Voting Shareholder”) as defined in Paragraph 5 below).

Paragraph 5 In order to be deemed independent, the Board Member shall have to meet the following requirements: (i) has no relationship with a Voting Shareholder except for ownership; (ii) is not a controlling shareholder, spouse or relative up to a second degree of kinship, or has not been, in the last twelve (12) months, related and/or associated to a company or entity related to the Voting Shareholder (persons related to public teaching and/or research institutions are excluded from this restriction); (iii) has not been, in the last twelve (12) months, an employee, a Member of the Audit Committee or manager of the Voting Shareholder, of the corresponding controlling shareholder or sponsor of the company controlled by them; (iv) has not been a supplier or buyer, either directly or indirectly, of the services and/or products of the Voting Shareholder, to an extent that imply loss of independence; (v) has not been an employee or administrator of the company or entity offering or demanding services and/or products to or from the Voting Shareholder; (vi) is not a spouse or relative up to third degree kinship of the administrator of the Voting Shareholder; (vii) does not receive other compensation from the Voting Shareholder, its controlling shareholder or entity controlled or sponsored by it (cash earnings derived from ownership are excluded from this restriction).

Paragraph 6. Any shareholders who appoint a member for the Board of Directors shall, upon the assessment referred to in Paragraph 5 herein above and, as applicable, before the election procedure begins, disclose the fact that the said candidate is included in any of the assumed ineligibility and/or conflict of interest circumstances set forth in Law nº 6404/76 and in the Comissão de Valores Mobiliários ("CVM") regulations, in order to allow the General Meeting members to ascertain the existence of conflict and the discussion of a possible waiver.

Paragraph 7. It shall be deemed unlawful for the purposes of Article 115 of Law 6404/76, to exercise the right to vote in the election of Board Members if the Voting Shareholder is aware of conflict of interest or ineligibility circumstances and nevertheless fails to disclose the fact to the Company as set forth in Paragraph 6 herein above; including the disclosure at the General Shareholders Meeting to the effect that such ineligibility or assumed conflict of interest does exist for the newly elected member.

Sadia S. A. - Minutes nº 119

Paragraph 8. In the aftermath of the election of Board Members, in case any facts eliciting the assumption of conflict of interest referred to in Paragraph 4 arises, the relevant Board Member shall disclose any such circumstances to the President/Chairman of the Board of Directors. In case the circumstances of intervening impediment is connection with the Voting Shareholders and not with the Board Member himself, the Voting Shareholder(s) shall be in charge of disclosing any such circumstances to the President/Chairman of the Board of Directors, so that he may submit it to the General Shareholders Meeting.

Paragraph 9. For the purpose of Paragraphs 4, item (ii), letter (a) and 8 of this article, a Member shall be considered elected when (i) the shareholder did it independently or (ii) the shareholder whose votes, considered independently, were essential to complete the minimum percentages required by Paragraph 4 of article 141 of Law 6404/76 in order to exercise the right to a separate election of a member of the Company's Board of Directors.

Paragraph 10. No member of the Board of Directors may have access to information, participate in meetings of this body or in any other administrative body, exercise the right to vote or in any way intervene in matters that have or represent conflicting interest with the Company's interests, whether directly or indirectly, as set forth in Paragraph 4, item (ii), letter (a) of this article).

II – In the Sole Paragraph of Article 37: Amendment to the wording of the Sole Paragraph, considering the need to (i) point out the legal impediments for candidates as members to the Company's Fiscal Committee; and (ii) exclude, from the current text, the existing restriction for paying a compensation solely to the effective members of that body, as set forth below:

CHAPTER VI – THE FISCAL COMMITTEE

"ARTICLE 37 (heading unchanged)

Sole Paragraph -

In addition to the persons referred to in Article 147 of Law 6404/76, as set forth in Article 15 of the Bylaws, the persons referred to in Article 162, Paragraph 2 of Law 6404/76 cannot be elected to the Fiscal Committee.

Sadia S. A. - Minutes nº 119

2) RESTATEMENT OF THE BYLAWS: To the Shareholders: Due to the amendments to the Company Bylaws as set forth above and to the new wording assigned to Article 16, as approved in the Extraordinary General Meeting of January 12, 2007, the Board hereby proposes a restatement in the Company's Bylaws.

These are the amendments the Board of Directors proposed, and it looks forward to the approval of shareholders. (signed) the Board Members.”

3 – NOTICE OF SHAREHOLDERS MEETING: - In view of the proposals to be appreciated at the Extraordinary Shareholders Meeting, the Board of Directors, in conformity with Article 17, item VI of the Bylaws, resolved to call an Extraordinary Shareholders Meeting to be held at the company's headquarters on March 1, 2007, at 02:00 pm, the notice of which shall include the following Order of Business and pertinent remarks:

THE EXTRAORDINARY SHAREHOLDERS MEETING

1) Amendment to the Bylaws: Appreciation of the proposals dated 02.13.2007, submitted by the Board of Directors, to amend certain Bylaws provisions in connection with: Article 15: i) a change the wording of Paragraph 1 in connection with the election of Vice-President(s) of the Board of Directors; ii) amendments to the current Paragraph 2; iii) the introduction of new Paragraphs to this Article, in order to establish a procedure for the nomination by shareholders of members of the Board of Directors, and to determine any potential conflicts of interest in the nomination; and contemplate the need to disclose the information to shareholders in the general shareholders meeting; and Article 37, Sole Paragraph: Amendment of the wording, pointing out any legal impediments for the election of members to the Fiscal Committee and deletion of the existing restriction whereby compensation is provided solely to effective members of this body

2) Restatement of the Bylaws: In connection with the changes submitted herein above and with the wording of Article 16, duly approved by the Extraordinary Shareholders Meeting held on January 12, 2007.

General Instructions:

1. Proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 365, 2º andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m., February 26, 2007.

2. The shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com, the documentation on the matters to be resolved at the extraordinary shareholders meeting, in compliance with Paragraph 3 of article 135 of Law 6404/76.

Sadia S. A. - Minutes nº 119

There being no further business, the meeting was adjourned to draw up these minutes, which were then signed by all Board members present.

São Paulo-SP, February 13, 2007.

/s/ Walter Fontana Filho (Chairman/President); Eduardo Fontana d’Avila (1st Vice Chairman/Vice President); Osório Henrique Furlan (2nd Vice Chairman/Vice President); Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Marcelo Fontana; Norberto Fatio.

I CERTIFY that this is a true copy of pages 31 through 36 of the Minutes No. 119, transcribed from the Book of Minutes No. 4 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf Secretary